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                                                                       EXHIBIT 1


                                  [PLATO LOGO]
                                                                   PRESS RELEASE

           FOR IMMEDIATE RELEASE                    CONTACT:
                                                    John Murray, President & COO
                                                    PLATO Learning, Inc.
                                                    952.832.1000


                            PLATO LEARNING ANNOUNCES
                          ACQUISITION OF CYBERED, INC.

         MINNEAPOLIS, MN - JULY 24, 2000 -- PLATO Learning, Inc. (NASDAQ: TUTR) announced today the acquisition of CyberEd, Inc., a provider of multimedia science courseware for high schools, for $4.8 million in cash. The acquisition enables PLATO to integrate the CyberEd science courseware with its comprehensive PLATO Learning system and will also add 44 titles to PLATO's existing individual titles product line.

         Commenting on the transaction, John Murray, president and chief operating officer, stated, "We are delighted to add the CyberEd product line and distribution system to our organization. The CyberEd product includes some 44 individual high school and college level titles covering chemistry and biology - all of which are in the process of being Internet enabled. Together with the Discovery Channel middle school science courseware we recently began to distribute, the CyberEd products will provide our clients with the most comprehensive multimedia science offering for secondary education. This commitment to science courseware, on top of our already strong PLATO offering in Math, Reading and Writing speaks to our commitment to core skills for secondary education."

         Richard Carle, founder and CEO of CyberEd, added, "I have been very pleased with the progress of CyberEd during the last five years and am proud of our staff and products, which have been recognized in 1998 and 1999 by the Eddie awards as the best high school science software. I know that CyberEd can be even more successful as part of a larger organization and am very pleased to conclude this transaction with PLATO which is recognized as one of the premier educational software companies in the world. I am confident that the secondary education sector will be seeing a lot more of the CyberEd product as a result of PLATO's large, direct sales force."

         CyberEd, Inc., based in Paradise, California is one of the United States' leading publishers of interactive, multimedia courseware for high school and college level science. The company's products are used by thousands of schools, colleges and universities worldwide and are soon to be available over the Internet. CyberEd sells its products primarily through its own education

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         catalog and has a network of North American and international resellers. Berkery, Noyes & Co. acted as financial advisor to, and assisted in the negotiation on behalf of CyberEd.

         Berkery, Noyes & Co. specializes in investment banking for the publishing, media and information industries. Its clients range from small firms, often seeking a buyer, to most of the major international information companies, who use the firms expertise in locating, analyzing and negotiating with acquisition candidates as well as in managing divestitures. Berkery, Noyes & Co. has offices in New York, Boston, San Francisco and Frankfurt, Germany.

         PLATO Learning is the developer and marketer of computer-based PLATO products and services. With PLATO revenues of over $44 million, PLATO Learning, Inc. is a publicly held company traded as TUTR on the NASDAQ-NMS. Offering more than 2,000 hours and 10,000 learning objectives of comprehensive academic and applied skills courseware designed for adolescents and adults, PLATO Learning is marketed to middle and high schools, colleges, job training programs, correctional institutions, military education programs, corporations, and consumers. PLATO Learning is delivered via networks, CD-ROM, the Internet, and private Intranets; it is available for immediate purchase and electronic download on the Company's e-commerce site PLATO.COM

         An international training and education company, PLATO Learning headquarters are located at 10801 Nesbitt Avenue South, Bloomington, Minnesota 55437-3109, (952) 832-1000 or (800) 869-2000. PLATO Learning
         has domestic offices located throughout the United States, and international offices in the United Kingdom, and throughout Canada. PLATO Learning has international distributors located in Puerto Rico, Singapore, South Africa, and the United Arab Emirates. The company's Web site address on the Internet's World Wide Web is www.plato.com

                                      * * *

         This press release contains forward-looking information regarding future prospects. There can be no assurance that the Company will be able to achieve any particular result in future periods because of uncertainties, such as timing of receipt of product orders and delivery to its customers and other matters relating to revenue recognition accounting principles.

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         (R) PLATO is a registered trademark of The Roach Organization, Inc. and
         TRO Learning, Inc. All company names and product names are trademarks or registered trademarks of their respective holders.